Mail Stop 3561

April 5, 2007

Mark L. Baum, Chief Executive Officer
PNG Ventures, Inc.
2038 Corte del Nogal
Suite 110
Calsbad, CA 92011

> **Re:** **PNG Ventures, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **File No. 0-29735**

Dear Mr. Baum:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Mark L. Baum, Esq.
        The Baum Law Firm
        Fax: (760) 804-8845